UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(G) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 1-11437

LOCKHEED MARTIN CORPORATION

on behalf of the

Sandia Corporation Savings and Income Plan

(Exact name of each registrant as specified in its charter)

Lockheed Martin Corporation

6801 Rockledge Drive

Bethesda, Maryland 20817

(301) 897-6000

(Address, including zip code, and telephone number, including area code, of each registrant’s principal executive offices)

Interests under the Sandia Corporation Savings and Income Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports undersection 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Securities Exchange Act of 1934, the Sandia Corporation Savings and Income Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SANDIA CORPORATION SAVINGS AND INCOME PLAN
By: Sandia Corporation Savings and Income Employee Benefits Committee, as Plan Administrator

Date: April 30, 2017	By:	/s/ Timothy C. Knewitz
Name: Timothy C. Knewitz
Title: Director, Financial & Business Mgmt.

*	Effective April 30, 2017 the Sandia Corporation Savings and Income Plan (the “Plan”) no longer offers Lockheed Martin Corporation common stock, par value $1.00 per share, as an investment option under the Plan. Therefore, interests in the Plan no longer require registration. Accordingly, this Form 15 is being filed solely to suspend the Plan’s duty to file reports under
Section 15(d) of the Exchange Act, including on Form 11-K.